EXECUTION VERSION

May 1, 2007

The BISYS Group, Inc.

105 Eisenhower Parkway

Roseland, New Jersey 07068

Ladies and Gentlemen:

Reference is made to (i) the Agreement and Plan of Merger (as the same may be amended, the “Merger Agreement”), dated as of the date hereof, by and among Citibank N.A. (“Parent”), Buckeye Acquisition Sub, Inc. (“Acquisition Sub”) and The BISYS Group, Inc. (the “Company”), and (ii) the Transaction Agreement (as the same may be amended, the “Subsequent Transaction Agreement”), dated as of the date hereof, by and between Acquisition Sub and BIR JCF, LLC (“Purchaser”). All capitalized terms used herein without definition shall have the definitions given in the Merger Agreement.

The Company and Purchaser acknowledge that pursuant to the Subsequent Transaction Agreement, Acquisition Sub will sell to Purchaser (and/or to one or more assignee(s) thereof) certain assets of the Company immediately following the Merger. In consideration of the mutual premises, covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Purchaser, intending to be legally bound, hereby agree as follows:

1.	Appropriate Action; Consents; Filings.

(a)         The parties hereto will use their respective reasonable best efforts to obtain all necessary actions or nonactions, consents, clearances, waivers, approvals and termination or expiration of waiting periods from Governmental Authorities or other persons necessary in connection with the consummation of the transactions contemplated by the Subsequent Transaction Agreement, and the making of all necessary registrations and filings (including filings with Governmental Authorities if any) and the taking of all steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any Governmental Authority or other persons necessary in connection with the consummation of the transactions contemplated by the Subsequent Transaction Agreement.

(b)         Nothing in this letter agreement shall obligate Purchaser or any of its affiliates to agree (i) to limit in any manner or not to exercise any material rights of ownership of any securities, or to divest, dispose of or hold separate any material securities or a material portion of their respective businesses, assets or properties or of the business, assets or properties acquired pursuant to the Subsequent Transaction Agreement or (ii) to limit any manner the ability of such entities (A) to conduct their respective businesses or own such assets or properties or to conduct the businesses or own the properties or assets acquired pursuant to the Subsequent Transaction Agreement or (B) to control their respective businesses or operations of the businesses or operations acquired pursuant to the Subsequent Acquisition Agreement except to the extent any such limitation would not reasonably be expected to have a material adverse effect on Purchaser or the Retirement Services, Life Insurance Services and Commercial Insurance Services Business Divisions, taken as a whole; provided that Purchaser will agree to hold separate or to divest Frontier Trust if and as may be required by the North Dakota Department of Financial Institutions (the “NDDFI”) in order to grant its approval (the “NDDFI Approval”) of the indirect acquisition by Purchaser of Frontier Trust pursuant to the Subsequent Transaction Agreement.

(c)         Each of Purchaser and the Company shall without limitation: (1) promptly notify the other of, and if in writing, furnish the other with copies of (or, in the case of oral communications, advise the other of) any communications from or with any Governmental Authority with respect to the transactions contemplated by the Subsequent Transaction Agreement, (2) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written or any oral communication with any such Governmental Authority with respect to the transactions contemplated by the Subsequent Transaction Agreement, (3) not participate in any meeting or have any communication with any such Governmental Authority with respect to the transactions contemplated by the Subsequent Transaction Agreement unless it has given the other an opportunity to consult with it in advance and to the extent permitted by such Governmental Authority gives the other the opportunity to attend and participate therein, and (4) furnish the other with such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Authority with respect to the transactions contemplated by the Subsequent Transaction Agreement. Such materials and the information contained therein that is competitively sensitive shall be given only to the outside legal counsel of the other and will not be disclosed by such outside counsel to employees, officers, or directors of their client unless express permission is obtained in advance from the disclosing party or its legal counsel.

(d)          Prior to the Closing, the Company shall not waive the condition contained in Section 5.1(a) of the Stock Purchase Agreement, dated as of February 13, 2007, by and between AXA Financial, Inc. and the Company without the prior written consent of Purchaser.

(e)          Without limiting the covenants contained in this Section 1, to the extent reasonably requested by Purchaser, the Company will use its reasonable best efforts to take, or cause to be taken all actions and to do, or cause to be done, all things necessary and advisable to facilitate the Subsequent Transaction.

2.           Notification of Certain Matters. The Company shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the Subsequent Transaction Agreement or the transactions contemplated thereby, or from any person alleging that the consent of such person is or may be required in connection with the Subsequent Transaction, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company or Purchaser, and (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to the Subsequent Transaction Agreement or the transactions contemplated thereby. The Company shall notify Purchaser, on a reasonably current basis, of any events or changes with respect to any material regulatory or other investigation or action involving the insurance services or retirement services businesses of the Company or any of its affiliates by any Governmental Authority, and shall reasonably cooperate with Purchaser or its affiliates in efforts to mitigate any adverse consequences to Purchaser or its affiliates which may arise (including by coordinating and providing assistance in meeting with regulators).

3.           Financing. The Company shall and shall cause its subsidiaries to, reasonably cooperate in connection with the arrangement of any financing by Purchaser or its Affiliates in connection with the Subsequent Transaction Agreement (the “Financing”) as may be reasonably requested by Purchaser (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its subsidiaries and provided that Purchaser agrees in writing to promptly reimburse the Company for any reasonable costs or expenses incurred in connection with such cooperation). Such cooperation by the Company shall include, at the reasonable request of Purchaser, (i) providing to the parties providing Financing all financial statements and other information relating to the Company and its subsidiaries that are customarily required for financings similar to the Financing and using reasonable best efforts to provide such other financial information as Purchaser shall reasonably request in order to consummate the Financing, (ii) participating in a reasonable number of meetings, drafting sessions and due diligence sessions in connection with the Financing, (iii) assisting in the preparation of (A) one or more offering documents or confidential information memoranda for the Financing (including the execution and delivery of one or more customary representation letters in connection therewith); provided that any such memoranda and similar documents need not be issued by the Company or any of its subsidiaries; provided, further, that any such memoranda shall contain disclosure and financial statements with respect to the Company or the Surviving Corporation reflecting the Surviving Corporation and/or its subsidiaries as the obligor and (B) materials for rating agency presentations, (iv) reasonably cooperating with the marketing efforts for any of the Financing, including providing assistance in the preparation for, and participating in, meetings, due diligence sessions and similar presentations to and with, among others, prospective lenders, investors and rating agencies, and (v) executing and delivering (or using reasonable best efforts to obtain from advisors), and causing its subsidiaries to execute and deliver (or use reasonable best efforts to obtain from advisors), customary certificates (including a certificate of the chief financial officer of the Company with respect to solvency matters), accounting comfort letters, legal opinions (which may be reasoned in appropriate circumstances), surveys, title insurance or other documents and instruments relating to guarantees, the pledge of collateral and other matters ancillary to the Financing as may be reasonably requested by Purchaser in connection with the Financing and otherwise reasonably facilitating the pledge of collateral and providing of guarantees contemplated with respect to the Financing; provided, however, that no obligation of the Company or any of its subsidiaries under any such certificate, document or instrument (other than the representation letter referred to above) shall be effective until the Effective Time. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its subsidiaries shall be required to pay any commitment or other fee or incur any other liability or obligation in connection with the Financing (or any replacements thereof) prior to the Effective Time.

4.	Termination Fee.

(a)          If (x) the Merger Agreement is terminated by the Company pursuant to Section 8.1(b) thereof, and the sole condition to the Closing that has not been satisfied at the time of such termination (other than those conditions that are to be satisfied by action taken at the Closing) is the obtaining of the NDDFI Approval and (y) the failure to obtain the NDDFI Approval is the result of a breach of Purchaser’s covenants contained in Section 1, then in such event Purchaser shall pay to the Company a fee of US$36 million in cash, such payment to be made within two (2) Business Days after the termination of the Merger Agreement.

(b)         Upon any payment by the Purchaser of the fee provided for in Section 4(a), this letter agreement shall terminate and no party shall have any further liability hereunder or with respect to the transactions contemplated hereby (provided that nothing herein shall release any party from liability for intentional breach or fraud). Any such payment shall be reduced by any amounts as may be required to be deducted or withheld therefrom under applicable Tax Law.

5.           Governing Law. This letter agreement and any dispute arising out of, relating to or in connection with this letter agreement shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

If you are in agreement with the matters set forth above, please sign this letter in the space indicated below and return it to the undersigned.

Sincerely,

BIR JCF, LLC
By:	/s/ David Schamis
Name: David Schamis Title: President

ACCEPTED AND AGREED:

The BISYS GROUP, INC.
By:	/s/ Robert J. Casale
Name: Robert J. Casale Title: Interim President & CEO

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